Exhibit 4.46

STOCK OPTION AGREEMENT

BETWEEN	HENRY BIRKS & SONS INC. a company duly incorporated according to the laws of Canada, having its head office at 1240 Phillips Square, Montreal, (Quebec) (hereinafter referred to as “Birks”);

AND	GÉRALD BERCLAZ

Whereas Gérald Berclaz is a director of Iniziativa SA Luxembourg, a related company of Birks;

Whereas Gérald Berclaz is member of the Development Committee of Birks;

Whereas it is in the best interest of Birks to encourage a sense of proprietorship on the part of Gérald Berclaz and to induce him to continue in the service of a corporation related to Birks;

Now therefore the parties have agreed as follows:

Grant of Options: Birks hereby grants to Gérald Berclaz an option to acquire 16,667 non-voting common Shares (“Shares”) in the capital stock of Birks upon the following terms and conditions

These options shall vest over a period of time as follows:

8,334 are vested immediately,

4,167 will vest on June 30, 2000, and

4,166 will vest on June 30, 2001

Exercise Price: The exercise price shall be an amount equal to CDN$6.25 per Share, which the parties together with the auditors of Birks have determined to be the fair market value for such Shares on the date of the award (the “Exercise Price”) It is agreed that the Exercise Price has been determined on the basis of the current number of issued and outstanding shares being 6,313,618 common shares.

Reorganization of share capital of Birks: In the event of a reorganization of the capital stock of Birks or if its Shares are subdivided, consolidated, converted, reclassified or split or any other action of a similar nature affecting the Shares is taken by Birks, then the option and the Exercise Price shall be adjusted accordingly.

Henry Birks et Fils Inc. • Henry Birks & Sons Inc.

Option period: Unless otherwise provided in this agreement, the option shall be exercisable in whole or in part at any time prior to June 30, 2008 (the “Option Period”).

Cessation of Employment: If Gérald Berclaz ceases to act as a member of Birks’s Committee(s) prior to the end of the Option Period other than by reason of Death, Disability or Retirement, the option then held by Gérald Berclaz shall remain exercisable, to the extent that it was exercisable at the time of such cessation, for a period of 6 months from the date of such cessation but no later than the end of the Option Period, and thereafter the option shall expire.

Disability: If Gérald Berclaz ceases to act as a member of Birks’s Committee(s) prior the end of the Option Period by reason of Disability, the option then held by Gérald Berclaz shall remain exercisable, to the extent that it was exercisable at the time of Disability, for a period of 6 months from the date of Disability, but no later than the end of the Option Period, and thereafter the option shall expire. For the purpose of this agreement Disability means a physical or mental impairment sufficient to make the individual eligible for benefits under a long-term disability program.

Retirement: If Gérald Berclaz ceases to act as a member of Birks’s Committee(s) prior the end of the Option Period by reason of Retirement, the option then held by Gérald Berclaz shall remain exercisable, to the extent that it was exercisable at the time of Retirement, for a period of 6 months from the date of Retirement, but no later than the end of the Option Period, and thereafter the option shall expire. For the purpose of this agreement Retirement means termination after the age of 60 years if Gérald Berclaz is then entitled to a pension fund or a retirement program.

Death: If Gérald Berclaz ceases to act as a member of Birks’s Committee(s) prior the end of the Option Period by reason of Death, the option then held by Gérald Berclaz shall remain exercisable by his estate, to the extent that it was exercisable at the time of his Death, for a period of 6 months from the date of Death, but no later than the end of the Option Period, and thereafter the option shall expire.

Brokerage fees upon transfer: Gérald Berclaz shall be responsible for the payment of any brokerage fees in respect of the sale or transfer of Share acquired as a result of exercising the option hereby granted.

Responsibility for tax: Birks shall not be responsible for any tax which may be payable by Gérald Berclaz as a consequence of this agreement, exercise of option, or sale or transfer of Shares.

Applicable law: This agreement shall be governed by the laws of the Province of Quebec and the laws of Canada applicable therein.

No further rights: This agreement shall not entitle Gérald Berclaz to be re-elected to the Birks Committee or to continue in the employment of any related corporation of Birks.

Source of option: The option described in this agreement and any Shares acquired pursuant to its exercise shall not be governed by Birks Employee Stock Option Plan established effective May 1, 1997.

Language: Les parties aux présentes ont exigé que cette convention soit redigée en anglais. The parties hereto have required that this agreement be written in English

Henry Birks & Sons Inc. Per: Dr. Lorenzo Rossi di Montelera, Chairman	Gérald Berclaz

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